Exhibit 3.6
AMENDMENT TO BY-LAWS
     Upon motion duly made, seconded and unanimously carried, the following Amendment to the Amended and Restated By-Laws of First Financial Bankshares, Inc. was approved and adopted at the regular meeting of the Board of Directors, at which a quorum was present, held on October 28, 2008:
     Article II, Section H shall be amended to read as follows:
     “Section H
The Board of Directors may appoint one or more transfer agents or transfer clerks, one or more registrars, and one or more dividend disbursing agents, at times and places that the requirements of the corporation may necessitate and the Board of Directors may designate.”
     SIGNED AND CERTIFIED this 28th day of October, 2008.
ATTEST:

/s/ J. Bruce Hildebrand	/s/ F. Scott Dueser
J. Bruce Hildebrand,	F. Scott Dueser, President
Secretary-Treasurer	and Chief Executive Officer